UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70748

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GTN AMERICAS FINANCIAL SERVICES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 OLD SLIP, SUITE 3200C
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hasnain Naveed	212-668-8700	hnaveed@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'CONNOR DAVIES, LLP
(Name – if individual, state last, first, and middle name)

245 PARK AVENUE	NEW YORK	NY	10167
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 29, 2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Eric Krueger_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __GTN AMERICAS FINANCIAL SERVICES, INC._____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GTN AMERICAS FINANCIAL SERVICES, INC.

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GTN AMERICAS FINANCIAL SERVICES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2025

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Stockholders of
GTN Americas Financial Services, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GTN Americas Financial Services, Inc. (the "Company"), as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis Of Matters

As more fully described in Note 6 to the financial statements, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2023.

March 26, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

GTN AMERICAS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS:		
Cash	$	4,001,125
Operating right of use asset		559,945
Accounts receivable		456,714
Deposit at clearing firms		414,563
Commission receivable		153,779
Security deposits		71,419
Fixed assets, net		39,434
Due from broker		21,419
Due from Parent Co.		330
Other assets		30,432
TOTAL ASSETS	$	5,749,160
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Operating lease liability	$	621,019
Accounts payable and accrued expenses		398,390
TOTAL LIABILITIES		1,019,409
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock; $0 par value, 100 shares authorized, 100 issued and outstanding		50,000
Additional paid-in capital		4,200,000
Retained earnings		479,751
TOTAL STOCKHOLDERS' EQUITY		4,729,751
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,749,160

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

GTN Americas Financial Services, Inc. (the "Company") was incorporated in the state of Delaware on March 8, 2021. The Company is a wholly owned subsidiary of Global Market Access, Inc. (the "Parent"), which acquired it in June 2021. The Company is also indirectly owned by GTN Group Holding Limited and NTG Global Holding Limited ("Parent Co.") which are also the Parent companies of the Parent. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, put and call or option writer, and non-exchange member arranging for transactions in listed securities by exchange members. During the period, the Company went through a Continuing Membership Application ("CMA") and received approval to expand its activities to include facilitating trading in fractional shares on a principal basis, participating in private placements of securities, chaperoning foreign broker-dealers pursuant to Rule 15a-6(a)(2) under the Securities Exchange Act of 1934 in connection with the distribution of research reports prepared by foreign broker-dealers, chaperoning foreign broker-dealers pursuant to Rule 15a-6(a)(3) under the Securities Exchange Act of 1934 in connection with the execution of securities transactions, and arranging for the execution of unsolicited orders for U.S. and foreign customers in foreign markets. As a result of these expanded activities, the Company's minimum net capital requirement increased from $5,000 to $250,000. The Company introduces its customer accounts to a carrying broker on a fully disclosed basis. The firm does not hold customer funds or safekeep customer securities. The Company maintains an office in New York, New York.

The Company operates under the provisions of Paragraph (k)(2)(ii) pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers. The clearing broker-dealers carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2025.

Financial Instruments-Credit Losses
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Financial Instruments-Credit Losses (Continued)

The Company's conclusion that an allowance for credit losses was required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2025, no allowance for credit losses was considered necessary.

Revenue Recognition

Order flow rebates

In certain instances, the Company may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the executing brokers on which the order is executed, which is itemized on a monthly invoice from the executing brokers, and subsequently remitted to the Company in the month after the executions are completed. The Company recognizes revenue and records a receivable on its statement of financial condition on a trade date basis. These revenues are recognized at a point in time.

Commissions

The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. These revenues are recognized at a point in time.

Pass through fee income

The Company collects various pass-through fees from its customers, including Consolidated Audit Trail (CAT) fees, exchange and market data fees, and terminal user fees. These fees are initially collected on behalf of third-party providers and are remitted in full to the respective parties. In certain instances, the Company marks up these pass-through fees and charges its customers an additional amount, thereby generating income.

Revenue from these marked-up fees is recognized when billed to customers, while the corresponding pass-through charges are recognized as expenses when billed from the third-party providers. The Company accounts for both the markup and the associated pass-through expenses separately in the financial statement to reflect the gross amounts billed to customers and the amounts remitted to third parties.

Fully Paid Lending Income

The Company receives fully paid lending income from its clearing broker in connection with the lending of securities held in clearing broker's custody. Fully paid lending income represents fees earned by the Company for facilitating the temporary transfer of securities to borrowers. These fees are paid by the borrowing party and are recorded as income in the period in which they are earned.

Interest Rebate Income

Interest rebate income represents the Company's share of interest earned by its clearing broker on customer margin and cash balances pursuant to the clearing agreement. The clearing broker charges or earns interest on such balances and remits a portion to the Company based on average daily customer balances and prevailing interest rates. Interest rebate income is recognized in the period earned, based on reports provided by the clearing broker, and is included in the statement of operations.

Private Placements of Securities

The Company earns placement agent fees in connection with private placements of securities. Revenue is recognized upon the closing of the offering, when the Company's services are complete and the transaction has been consummated. Fees received in advance of closing are recorded as deferred revenue and recognized when the related performance obligation is satisfied. This line of business was inactive as of December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Chaperoning Activities – Rule 15a-6(a)(2)

The Company acts as a chaperoning broker-dealer for foreign broker-dealers in connection with the distribution of research reports to U.S. institutional investors pursuant to Rule 15a-6(a)(2) under the Securities Exchange Act of 1934. Revenue from these arrangements is recognized as the related services are performed in accordance with the applicable agreements. This line of business was inactive as of December 31, 2025.

Chaperoning Activities – Rule 15a-6(a)(3)

The Company also acts as a chaperoning broker-dealer pursuant to Rule 15a-6(a)(3) under the Securities Exchange Act of 1934 in connection with the execution of securities transactions introduced by foreign broker-dealers. Commission and service fee revenue is recognized on a trade-date basis when the underlying transaction is executed. This line of business was inactive as of December 31, 2025.

Facilitation of Fractional Share Trading

The Company facilitates customer transactions in fractional shares on a principal basis. The Company executes whole-share transactions in the market and allocates fractional interests to customers. Trading gains and losses, including markups and markdowns, are recorded on a trade-date basis. Securities owned, if any, are carried at fair value, with changes in fair value included in earnings. This line of business was inactive as of December 31, 2025.

Execution of Unsolicited Orders in Foreign Markets

The Company arranges for the execution of unsolicited customer orders in foreign markets through unaffiliated foreign broker-dealers. Commission revenue is recognized on a trade-date basis. As of December 31, 2025, this was an inactive business line.

Disaggregation of Revenue

All of the Company's revenues for the year ended December 31, 2025, are disaggregated on the Statement of Operations.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are realized when the cash is received. The receivable balance for the year ended December 31, 2025, was $456,714 which is comprised of order flow rebates receivables.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are realized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2025, contract asset balance was $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are realized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2025, there were no contract liabilities.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its risk-free rate.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Leases (Continued)

The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses an risk-free rate based on the information available at the commencement date for all leases. The operating ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The standard established a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The new standard also provides practical expedients for an entity's ongoing accounting. This means that no ROU assets and lease liabilities are recognized for leases that qualify as short-term. The Company also elected the practical expedient to not separate lease and non-lease components for all of its leases.

Income Taxes

The Company consolidates its tax return with the Parent, on a calendar year basis. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal and state income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax expenses and benefits are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The Company accounts for income tax uncertainties in accordance with FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for income tax uncertainties recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and the financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return. The ASC also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2025, the Company had no material unrecognized tax positions and no uncertain tax positions.

The Parents' conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof, as well as other factors. Generally, federal and state authorities may examine the Parents' income tax returns for three years from the filing date.

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which is intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information within the income tax rate reconciliation and income taxes paid disclosures. It also includes certain other amendments intended to improve the effectiveness of income tax disclosures. Specifically, this ASU requires a tabular income tax rate reconciliation using both percentages and amounts disaggregated into specific categories with certain reconciling items at or above 5% of the statutory tax, further disaggregated by its nature and/or jurisdiction. Additionally, income taxes paid will be required to be presented by federal, state, local and foreign jurisdictions, including amounts paid to individual jurisdictions representing 5% or more of the total income taxes paid. This ASU became effective for the Company on January 1, 2025, at which time it was adopted. The Company has included the required disclosures within Note 11.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter, Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $4,058,118 which was $3,808,118 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.1132 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK:

Cash
The Company maintains cash balances that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on this account. At December 31, 2025, the amount in excess of insured limits was $3,299,491. The net capital requirements are not impacted by amounts over the FDIC insurance limit. The cash balance at one of the banks was $3,549,491 as of December 31, 2025.

Accounts Receivable
As of December 31, 2025, approximately 94% of the Company's fees receivable balance was from three customers.

NOTE 5 – FIXED ASSETS:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over one to five years, the estimated useful lives of the assets. Fixed assets consisted of the following as of December 31, 2025:

			Useful Life
Fixed Assets	$	66,784	1 to 5 years
Less: Accumulated depreciation		27,350	
Net fixed assets	$	39,434	

NOTE 6 – RELATED PARTY TRANSACTIONS:

Due to Parent Co. and Parent
For the year ended December 31, 2025, the Company has an expense sharing agreement (the "Agreement") in place with the Parent and Parent Co. The Agreement permits the allocation of certain shared expenses to the Company, which are included in the Statement of Operations. The shared expenses consist of purchase of IT equipment and services, infrastructure services, marketing events, merchandise and collateral, subscriptions, travel, insurance, rebates, and any general and operational goods or services.

Due from Affiliate
The Company has an expense sharing agreement with GTN Middle East ("Affiliate"), which allows for the allocation of compensation expenses incurred by the Company on behalf of the Affiliate for one of the Company's employees.

As of December 31, 2025, the Statement of Financial Condition includes commission receivable of $153,779 from Affiliates, as well as pass-through income and CAT fee income receivable in the amount of $2,976 also included in Accounts Receivable.

Schedule of Related Party Transactions as of and for the year ended December 31, 2025 are as follows:

Accounts	**Balance**		**Related Party**
Due from Parent Co.	$	330	GTN Group Holding Limited
Other assets		11,953	GTN Group Holding Limited
Fixed assets, net		8,485	GTN Group Holding Limited
TOTAL ASSETS	$	20,768	
Accounts payable and accrued expenses	$	51,605	GTN Asia
Accounts payable and accrued expenses		230	GTN Middle East
TOTAL LIABILITIES	$	51,835	

NOTE 7 – SEGMENT REPORTING:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Segment financial information is identical to that presented in the accompanying financial statement.

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

Operating Lease - New York
The Company has a lease for office space in New York City which expires on April 30, 2029. The lease is secured by a $67,181 deposit held by the landlord, which is included in the other assets on the statement of financial condition.

It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of December 31,

2026	$	201,544
2027		201,544
2028		201,544
Thereafter		67,181
Total undiscounted lease payments		671,813
Less imputed interest		(50,794)
Total lease liability	$	621,019

The weighted average remaining lease term is 5 years and 4 months, and the weighted average discount rate used was the five year Treasury rate, as of November 1, 2023, of 4.67%.

Operating Lease - North Carolina
The Company has another operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term. The Company currently leases office space on a short term basis in Raleigh, North Carolina. The lease expired on August 31, 2024 and is now on a month-to-month basis. This lease is also secured by a $4,238 deposit held by the landlord, which is included in the security deposit of $71,419 on the statement of financial condition.

NOTE 9 – DUE TO/FROM BROKERS AND DEPOSITS AT CLEARING FIRMS:

Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin.

Due from brokers represents amounts receivable from clearing brokers, including a clearing deposit of $414,563. As of December 31, 2025, there is also a receivable balance of $21,419 due from the clearing broker.

NOTE 10 – 401K RETIREMENT PLAN:

The Company maintains a contributory 401(k) Plan (the "Plan"). The Plan is for the benefit of all eligible employees who may make voluntary contributions to the Plan which cannot exceed annual limits set by the Internal Revenue Service. The Company makes contributions equal to 3% of all eligible employees' total compensation. Contributions are subject to certain limitations.

NOTE 11 – INCOME TAX PROVISION:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Effective tax rate reconciliation
The income tax expense differs from the amount computed using the U.S. federal statutory income tax rate as follows:

	Amount	Rate
Income tax expense at U.S. federal tax rate	88,000	21.00%
State and local taxes, net of federal income tax effect	59,000	14.00%
Permanent differences	-	0.00%
Change in valuation allowance	-	0.00%
Total	**$ 147,000**	**34.99%**

As of December 31, 2025, the Company had federal net operating loss carryforwards ("NOL's") of approximately $106,642. Federal NOLs generated after 2017 may be carried forward indefinitely and are subject to an 80% taxable income limitation. New york NOLs generally follow federal treatment but are subject to state apportionment and limitations. Utilization of NOLs may be subject to annual limitations under Internal Revenue Code Section 382 in the event of an ownership change.

Valuation Allowance
Management evaluates deferred tax assets for recoverability on a quarterly basis in accordance with ASC 740. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectation of future taxable income or loss, the carryforward periods available to the Company for tax reporting purposes, and other relevant factors.

NOTE 12– SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Statement date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.